EverQuote, Inc.

210 Broadway

Cambridge, Massachusetts 02139

May 2, 2024

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:  Aliya Ishmukhamedova

 Matthew Derby

Re:	EverQuote, Inc.

Registration Statement on Form S-3

File No. 333-277406

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, EverQuote, Inc. hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-277406), so that it may become effective at 4:00 p.m., Eastern Time, on May 6, 2024, or as soon as practicable thereafter.

Very truly yours,

EVERQUOTE, INC.

By:	/s/ Joseph Sanborn
Name: Joseph Sanborn
Title: Chief Financial Officer